Mail Stop 4561

December 21, 2006

*By U.S. Mail and Facsimile to (202) 872-7713*

Mr. Jerome G. Oslick
General Counsel
Federal Agricultural Mortgage Corporation
1133 21st Street, N.W., Suite 600
Washington, D.C. 20036

> **Re:     Federal Agricultural Mortgage Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 001-14951**

Dear Mr. Oslick:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Paul Cline
Senior Accountant